<u>Mail Stop 4561</u>

October 27, 2008

Mr. Matthew C. Osborne
Vice President
Winton Futures Fund, L.P. (US)
c/o Altegris Portfolio Management, Inc.
1202 Bergen Parkway, Suite 212
Evergreen, CO  80439

>    **Re:    Winton Futures Fund, L.P. (US)**
>    **Form 10**
>    **Filed July 30, 2008**
>    **File No. 0-53348**

Dear Mr. Osborne:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Michael McTiernan
Special Counsel

cc:    Nathan A. Howell, Esq.
       Sidley Austin LLP
       *Via facsimile (312) 853-7036*